Exhibit (a)(13)

A.S.V., Inc.
840 Lily Lane
Grand Rapids, Minnesota 55744

January 28, 2008

To our Shareholders:

We are pleased to inform you that A.S.V., Inc. (the “Company”) has entered into a merger agreement providing for the acquisition of the Company by Terex Corporation (“Terex”), a diversified global manufacturer with 2006 net sales of $7.6 billion. In accordance with the merger agreement, Terex, through a direct, wholly owned subsidiary, has today commenced a tender offer to purchase all of the outstanding shares of the Company’s common stock for $18.00 per share in cash.

The tender offer is conditioned upon, among other things, more than 50% of the Company’s outstanding shares, determined on a fully diluted basis, being validly tendered and not withdrawn prior to the expiration of the offer. The tender offer will be followed by a merger in which each share of the Company’s common stock not purchased in the tender offer will be converted into the right to receive $18.00 per share in cash, net the seller.

Your Board of Directors has unanimously determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are fair to and in the best interests of the Company’s shareholders, has unanimously approved the merger agreement and the transactions contemplated thereby, including the offer and the merger, and unanimously recommends that the Company’s shareholders accept the offer and tender their shares in the offer.

In addition to the attached Schedule 14D-9 relating to the offer, also enclosed are Terex’s Offer to Purchase, dated January 28, 2008, together with related materials to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. We urge you to read these materials carefully.

On behalf of the Board of Directors and management of the Company, we thank you for your support.

Very truly yours,

Richard A. Benson
Chief Executive Officer
and Chairman of the Board